September 22, 2021

Division of Corporation Finance

Office of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Lucid Diagnostics Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted September 3, 2021

CIK No. 0001799011

Ladies and Gentlemen:

On behalf of Lucid Diagnostics Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated September 15, 2021, relating to the above-referenced Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing a revised version of the Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement as publicly filed. We are also delivering to Ms. Laura Crotty of your office a courtesy copy of the Registration Statement that has been marked to show the changes from Amendment No. 2 to the Draft Registration Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted September 3, 2021

Prospectus Summary

Current Status of EsoGuard and EsoCheck, page 7

1.	We note your response to our prior comment 2 and the revised disclosure on page 7. Please further revise your disclosure regarding the Coastline agreement to include the duration of the agreement.

The Company has revised the disclosure on pages 7 and 86 of the Registration Statement as requested.

Securities and Exchange Commission

September 22, 2021

2.	We note the revisions made in response to our prior comment 3. However, the prospectus still contains multiple statements characterizing meetings as “successful” and feedback as “positive”. Please further revise your disclosure to comply with our prior comment.

The Company has revised the disclosure on pages 6, 7, 71, 84, 87, 88, 95, 97, 100, 101, 102, 113, 121, 122, 123 and 125 of the Registration Statement as requested.

Dilution, page 57

3.	We note your response to comment 6 and that you indicate that pro forma net tangible book value includes the issuance on June 1, 2021 of the $22.4 million convertible note to PAVmed. However, the issuance of this $22.4 million convertible note is included within your historical net book value as of June 30, 2021. Please revise your description of pro forma net tangible book value as of June 30, 2021 to indicate that it only reflects the conversion of this note payable. Please note this comment also applies to your second bullet point on page 58 and your description of your pro forma capitalization as of June 30, 2021.

The Company has revised the disclosure on pages 57 and 58 of the Registration Statement as requested.

4.	Please revise the table to present your historical net tangible book value prior to your presentation of pro forma net tangible book value.

The Company has revised the disclosure on pages 58 of the Registration Statement as requested.

* * * * * * * * * * * * *

Securities and Exchange Commission

September 22, 2021

If you have any questions or need any further information, please do not hesitate to contact me at the telephone number or electronic mail address set forth above.

Sincerely,

/s/ Eric T. Schwartz

Eric T. Schwartz

cc.	Lishan Aklog, M.D.